06016948

GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED
2006 SEP 19 P 12:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 6, 2006

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

This is to inform you that the Company has acquired 50,000 Equity Shares of Rs.10/- each (being 100% of the Paid up Capital) of M/s. Harish Cement Ltd., Sundernagar, District Mandi (Himachal Pradesh) at Rs.20/- per share, thus making it a wholly owned subsidiary of the Company, subject to requisite approvals.

Thanking you,

Yours faithfully,

MMalu

Ashok Malu
Company Secretary

PROCESSED
SEP 25 2006
E
THOMSON
FINANCIAL

Dlw 9/19

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)